EXHIBIT 99.1

February 12, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate Report - Notice of Antitrust Authority

On February 11, 2013, the Company received a notice from the Antitrust Authority advising it that the Antitrust Commissioner (the "Commissioner") was considering whether to exercise the authority vested in him under Section 43(a)(5) of the Restrictive Trade Practices Law, 5748-1988 (hereinafter, the "Law") to establish that the Company abused its status contrary to the provisions of Section 29a of the Law, by engaging in prohibited price squeeze practices.

According to the Commissioner, between April 14, 2011 and January 15, 2011, the Company offered new customers a discount in the form of a landline with 200 free calling minutes to landlines for NIS 19.90 per month. The Commissioner maintains that due to the fact that the Internet access infrastructure service constitutes an essential input for the provision of Internet-based telephony services, the aforementioned price offered by the Company put a competitor interested in offering such services at an inherent competitive disadvantage, due to the fact that the essential input price for the provision of the service (NIS 25 for an NDSL Internet line only) was higher than the final service price the Company offered to its customers.

The Notice further stated that the Company would be given an opportunity to present the Commissioner with its written position by April 3, 2013, before the Commissioner decides whether to exercise such authority.

Due to the fact that the Company believes that it acted lawfully and with the authorization of the Ministry of Communications, it intends to exercise its right to a hearing.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.